July 25, 2014

Laura Hatch

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: Baron Investment Funds Trust & Baron Select Funds (the “Registrants”)—U.S. Securities and Exchange Commission (“SEC” or the “Staff”) Sarbanes-Oxley Act Accounting Review, File Nos. 033-12112; 811-05032 & File Nos. 333-103025; 811-21296

Dear Ms. Hatch:

This letter is in response to comments that the Registrants received verbally from the Staff on Friday, July 18, 2014 in connection with the Staff’s Sarbanes-Oxley Act accounting review of the Registrants’ filings with the SEC.

In addition, in connection with this filing, the Registrants hereby state the following:

1.	The Registrants acknowledge that in connection with the comments made by the Staff, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and the Registrants and their management are responsible for the content of such disclosure;
2.	The Registrants acknowledge that the Staff’s comments and changes in disclosure in response to the Staff’s comments do not foreclose SEC action, or other action, with respect to the disclosure made herein; and
3.	The Registrants represent that neither the Registrants nor their management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding brought by the SEC or any other person under the federal securities laws of the United States.

The Registrants’ responses to the Staff’s comments are as follows:

COMMENT 1:

Comment: With respect to the Registrants’ 40-17g filings, the Registrants indicate that they have a joint insured bond. Rule 17g-1(g)(1) requires a statement showing the amount of the single insured bond which the investment company would have provided and maintained had it not been named as insured under a joint insured bond. No such statement has been provided by the Registrants.

Response: The Registrants understand the Staff’s comment and going forward will include the appropriate disclosure in their 40-17g filings.

COMMENT 2:

Comment: With respect to the Registrants’ N-CSR filings, the statement of assets and liabilities show that no liabilities were payable to trustees at year end. Please confirm that this is the case.

Response: For Baron Select Funds, there were no liabilities payable to the trustees at fiscal year ended December 31, 2013. For Baron Investment Funds Trust, there were liabilities payable to the trustees at fiscal year ended September 30, 2013. The amounts payable to the trustees of Baron Investment Funds Trust were included in “Accrued expenses and other payables.”

COMMENT 3:

Comment: With respect to the Registrants’ N-CSR filings and Summary Prospectus filings, in connection with those funds where the Adviser has agreed to provide an expense waiver, please explain whether the Adviser has the ability to recoup fees previously paid.

Response: The Registrants confirm that for funds where the Adviser has agreed to provide an expense waiver, the Adviser does not have the ability to recoup fees previously paid.

Please do not hesitate to contact me at 212-583-2119 if you have any questions or require anything further.

Very truly yours,

/s/ Patrick M. Patalino
Patrick M. Patalino General Counsel

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